

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2015

<u>Via E-mail</u>
Mr. James G. Borem
Chief Executive Officer
Nitro Petroleum Incorporated
14285 Acme Road
Shawnee, Oklahoma 74801

      Re: **Nitro Petroleum Incorporated**
               Form 10-K for the Fiscal Year ended January 31, 2014
               Filed May 16, 2014
               File No. 0-50932

Dear Mr. Borem:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Karl Hiller

                                  Karl Hiller
                                  Branch Chief